UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
(Full title of the plan)
Diebold Nixdorf, Incorporated, 5995 Mayfair Road PO Box 3077, North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Annual Report Index
December 31, 2016 and 2015

The following financial statements and other information of Diebold, Incorporated 401(k) Savings Plan are included herewith:

•	Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015;

•	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016;

•	Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2016 is included herewith:

•	Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016

All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan
North Canton, Ohio

We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the related notes to financial statements. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan has adopted the provisions of Financial Accounting Standards Board Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and Accounting Standards Update 2015-12, Plan Accounting (Part I) Fully Benefit-Responsive Investment Contracts and (Part II) Plan Investment Disclosures - consensuses of the Emerging Issues Task Force. Our opinion is not modified with respect to that matter.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 28, 2017

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	December 31,
	2016	2015

Investments at fair value	$377,120,700	$404,638,971
Fully benefit-responsive investment contracts, at contract value	45,983,016	52,508,802
Receivables
Notes receivable - participants	8,825,163	11,458,909
Contribution receivable - participants	403,321	429,450
Contribution receivable - employer	188,781	187,201
Total receivables	9,417,265	12,075,560
Net assets available for benefits	$432,520,981	$469,223,333

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2016

Additions
Investment income
Interest and dividends	$11,919,009
Net appreciation of investments	15,568,178
Interest income, notes receivable - participants	387,230
Total investment income	27,874,417

Contributions
Participants	19,914,426
Employer	8,011,163
Rollover	1,136,152
Total contributions	29,061,741
Total additions	56,936,158

Deductions
Benefits paid to participants	36,794,641
Administrative expenses	52,270
Assets transferred from plan	56,791,599
Total deductions	93,638,510
Net decrease during the year	(36,702,352)

Net assets available for benefits
Beginning of year	469,223,333
End of year	$432,520,981

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the Plan), as amended and restated effective as of January 1, 2010, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan was established as a defined contribution plan effective as of April 1, 1990 by Diebold Nixdorf, Incorporated (the Employer, the Company or Diebold Nixdorf). In 2016, the Company changed its name from Diebold, Incorporated to Diebold Nixdorf, Incorporated, following the transformational acquisition of Wincor Nixdorf Aktiengesellschaft (now known as Diebold Nixdorf AG). The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code (IRC), which consists of all plan assets and funds, except for plan assets and funds invested in Diebold Nixdorf, Incorporated common shares. The second component of the Plan is the Employee Stock Ownership Plan (ESOP), which consists solely of all plan assets and funds invested in Diebold Nixdorf, Incorporated common shares. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold Nixdorf, Incorporated common shares directly, if desired, and the Employer can take a corresponding tax deduction. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers substantially all U.S. employees of the Employer and its domestic subsidiaries. The Plan does not cover certain categories of part-time, temporary and intern employees or employees covered by a collective bargaining agreement.

The Plan was amended effective January 1, 2017 to include Diebold Nixdorf as the employer of the Plan and to include eligible employees of Diebold Nixdorf AG. The Plan was also amended to allow participants to rollover Roth assets held in the former Wincor Nixdorf 401(k) Plan.

(b) Contributions

For the year ended December 31, 2016, the Plan allowed each participant to voluntarily contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the IRC. The Plan provides for an automatic contribution election for eligible new participants at six percent. Participants that do not make an affirmative contribution election receive an annual notice explaining the automatic election and their right to modify the election. The Plan also allowed employees aged 50 and older to elect to make additional catch-up contributions subject to certain limitations under the IRC.

The Employer match is determined by the Employer's Board of Directors. As of the last day of each Plan year, the Employer calculates the amount of the Basic Matching Contribution that would be contributed on behalf of each participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. The Employer contributes to the Trust Fund, as of the last day of the Plan year, any additional amount necessary to increase the Basic Matching Contribution for each participant to the amount of the Basic Matching Contribution as calculated on an annual basis.

At the end of any Plan year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Employer's Board of Directors. There were no Additional Matching Contributions made on behalf of any plan participants in 2016.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated or the value of any distributions payable from the trust.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(d) Vesting

All participant's pre-tax contributions and earnings are immediately vested and non-forfeitable. For employees hired before July 1, 2003, the Employer's contributions and earnings are immediately vested and non-forfeitable. For employees hired on or after July 1, 2003, the Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his/her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Nixdorf Company Stock Fund, the participant may make an election to receive cash or the Employer's common shares. A participant can leave funds in the account with required minimum distributions beginning at age 70 1/2. Accounts do not need to be distributed at retirement date.

(f) Notes Receivable - Participants

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance, whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of one to five years. The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

A loan is considered to default on the last day of the cure period, which is the last day of the calendar quarter next following the calendar quarter in which payment is not made, if all amounts due and owing under the terms of the loan are not paid in full by such date. Upon default, the outstanding balance of the loan together with unpaid, accrued interest is deemed a lien against the total account maintained on behalf of the participant and no contributions or distributions of any kind may be thereafter made during default. In the event a payment is not made when due, the maturity date of the loan shall accelerate and the outstanding principal amount of the loan, together with all accrued interest, shall be deemed immediately due and the Administrator deems the participant loan to be a taxable distribution.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need, if certain criteria are met.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator or, at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund and fees associated with the managed account program, which are both borne by the individual participants.

(i) Forfeited Accounts

At December 31, 2016 and 2015, forfeited unvested accounts totaled $102,653 and $96,669, respectively. These accounts are used to reduce future employer contributions or administrative fees. The Employer used $578,203 from the forfeited unvested accounts to offset contributions for the year ended December 31, 2016.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no significant subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements, except as otherwise disclosed herein.

(b) Recently Issued Accounting Guidance

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (ASU 2017-06) with the objective to clarify the presentation requirements for interests in master trusts and add requirements to make information presented more useful to the reader. The amendments in this update require that interests in master trusts and any change in interest to be presented as separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The amendment supplements the existing requirement to disclose the master trust’s balances in each general type of investments by requiring the disclosure of the amount of interest in each of the general types of investments. The amendments also requires the disclosure of the master trust’s other asset and liability balances, and the plan’s interest in those balances. This guidance is effective for fiscal years beginning after December 15, 2018. The standard becomes effective for the Plan on January 1, 2019. The adoption of ASU 2017-06 is not expected to have a material impact on the financial statements of the Plan.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts (FBRIC) and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU became effective for fiscal years beginning after December 15, 2015 with Parts I and II to be applied retrospectively and Part III to be applied prospectively. The Plan adopted the provisions of Part I and Part II of ASU 2015-12 for the year ended December 31, 2016 and has applied the update retrospectively to the year ended December 31, 2015. Part III is not applicable to the Plan.

In May 2015, the FASB issued ASU 2015-07 which removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The ASU became effective for fiscal years beginning after December 15, 2015. The Plan adopted ASU 2015-07 effective December 31, 2016 and applied it retrospectively to the 2015 financial statements.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year, except for a FBRIC held by the Plan that is reported at contract value (see note 3). Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents at year end as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold Nixdorf common shares in which the Company's defined contribution plans participate on a unit basis. Diebold Nixdorf common shares are traded on a national securities exchange and participation units in The Diebold Nixdorf Company Stock Fund are valued at the last reported sales price on the last business day of

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

the plan year. The valuation per share of the Company's common share price was $25.15 and $30.09 at December 31, 2016 and 2015, respectively. The valuation per unit of The Diebold Nixdorf Company Stock Fund was $8.70 and $10.34 at December 31, 2016 and 2015, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, except for a FBRIC held by the Plan that is reported at contract value (see note 3). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to a FBRIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized and unrealized gains and losses derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the Plan year or when sold.

(d) Notes Receivable - Participants

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 4.25 percent to 9.25 percent at December 31, 2016 and 2015.

(e) Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (the IRS) are recorded as an offset to the contribution receivable for participants with a corresponding addition to benefits paid to participants. The Plan distributed the 2016 excess contributions to the applicable participants prior to June 28, 2017.

(f) Benefit Payments

Benefits are recorded when paid. Also in the event a participant loan payment is not made when due, the Administrator deems the participant loan to be a taxable distribution. Consequently, the participant loan balance is reduced and a benefit payment is recorded.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

(h) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(i) Reclassifications

The Plan has reclassified the presentation of certain prior-year information to conform with current presentation.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(3)	Investments

All investments as of December 31, 2016 and 2015 are participant-directed.

At December 31, 2016 and 2015, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Invesco Trust or a unit holder, tax disqualification of the Invesco Trust or unit holder, and certain Invesco Trust amendments if the issuer's consent is not obtained. As of December 31, 2016, the occurrence of an event outside the normal operation of the Invesco Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant or; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

(4)	Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

Investments measured at fair value on a recurring basis are as follows:

	Fair Value Measurements Using		Fair Value at
	Level 1	Level 2	December 31, 2016
Cash and cash equivalents	$69,436	$—	$69,436
Mutual funds	335,612,393	—	335,612,393
Common stock
Diebold Nixdorf Company Stock Fund	—	24,034,138	24,034,138
Total	$335,681,829	$24,034,138	$359,715,967

Investments measured using net asset value per share practical expedient			17,404,733

Total investments			$377,120,700

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

	Fair Value Measurements Using		Fair Value at
	Level 1	Level 2	December 31, 2015
Cash and cash equivalents	$129,561	$—	$129,561
Mutual funds	357,248,408	—	357,248,408
Common stock
Diebold Nixdorf Company Stock Fund	—	30,227,013	30,227,013
Total	$357,377,969	$30,227,013	$387,604,982

Investments measured using net asset value per share practical expedient			17,033,989

Total investments			$404,638,971

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at NAV per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Plan's total investments at fair value. Valuation methodologies used for assets measured at fair value are as follows:

Cash, cash equivalents and mutual funds: Valued at the NAV of shares held by the Plan at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Stock fund: Valued at the last reported share price of participation units held by the Plan at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common collective trust measured using net asset value per share practical expedient: Valued at the NAV of units held by the Plan at year-end. The common collective trust fund represents the Plan's investment in a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. The NAV, as provided by the trustee of the common collective trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transaction (purchases and sales) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During December 31, 2016 and 2015, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5)	Tax Status

The Plan has received a determination letter from the IRS dated March 15, 2012, stating that the Plan is qualified under the IRS and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. In January 2016, Employer has filed for a determination of its tax qualification status with the IRS. The Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(6)	Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

(7)	Party-In-Interest Transactions

The Pending Settlement Fund is designed to temporarily hold monies pending settlement for transactions initiated by the participant. The Merrill Lynch Bank Deposit Program is designed to temporarily hold monies related to contributions received not yet allocated or the value of any distributions payable from the trust. The Diebold Nixdorf Company Stock Fund is designed primarily for investment in common shares of the Company.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$432,520,981	$469,223,333
Loan balances deemed for distribution for Form 5500 reporting purposes	(72,719)	(83,056)
Adjustment from contract value to fair value for fully-responsive investment contracts	162,128	362,709
Net assets available for benefits per the Form 5500	$432,610,390	$469,502,986

The following is a reconciliation of the net change in Plan assets per the financial statements for the year ended December 31, 2016 to the Form 5500:

Net decrease in Plan assets, per the financial statements	$(36,702,352)
Deemed distributions of defaulted notes	10,337
Impact of reflecting fully benefit-responsive contracts at fair value on Form 5500	(200,581)
Net change in Plan assets per the Form 5500	$(36,892,596)

(9)	Transfer of Assets out of Plan

The Company divested its North America electronic security business in the first quarter of 2016. As a result, $56,791,599 of investments and loans were transferred out of the Plan in the year ended December 31, 2016.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016
EIN: 34-0183970
PLAN NUMBER: 012

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	American Balanced Fund	Registered Investment Company	512,515	**	$12,725,745
	Federated International Fund	Registered Investment Company	771,055	**	22,630,453
	Invesco Diversified Fund	Registered Investment Company	1,345,074	**	25,959,925
	Janus Triton Fund	Registered Investment Company	299,968	**	7,160,233
	John Hancock Disciplined Fund	Registered Investment Company	616,660	**	13,239,693
	Loomis Sayles Bond Fund	Registered Investment Company	1,194,762	**	16,200,969
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	413,591	**	14,475,684
	Oppenheimer Developing Markets Fund	Registered Investment Company	88,131	**	2,817,555
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	362,016	**	26,285,991
	Vanguard Institutional Index	Registered Investment Company	258,177	**	52,624,197
	Vanguard PRIMECAP Fund	Registered Investment Company	282,223	**	30,714,329
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	30,141	**	763,763
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	299,642	**	4,347,806
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	385,665	**	10,898,882
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	877,031	**	14,339,465
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	423,646	**	12,370,474
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	765,771	**	13,584,781
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	305,965	**	9,243,210
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	499,758	**	9,440,427
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	213,919	**	6,501,004
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	64,806	**	2,132,759
	Vanguard Target Retirement 2060 Fund	Registered Investment Company	16,537	**	480,235
	Vanguard Target Retirement Income Fund	Registered Investment Company	120,367	**	1,541,902
	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,359,898	**	25,132,911
	Invesco Stable Value Retirement Trust	Common / Collective Trust	45,983,016	**	46,145,144
	Northern Trust S&P 400 Index Fund	Common / Collective Trust	67,670	**	17,404,733
*	Diebold Nixdorf Company Stock Fund	Company Stock Fund	2,763,879	**	24,034,138
*	Merrill Lynch Bank Deposit Program	Cash and Cash Equivalents	—	$65,842	65,842
*	Pending Settlement Fund	Cash and Cash Equivalents	—	$3,594	3,594
*	Participant Loans	1 – 5 years; 4.25% to 9.25%	—	—	8,825,163
					$432,091,007

* Party-in-interest
** Information not required pursuant to instructions to Form 5500 for participant-directed funds

Signatures

Diebold, Incorporated 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Nixdorf Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN

Date: June 28, 2017	By: /s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

DIEBOLD NIXDORF, INCORPORATED
Form 11-K
INDEX TO EXHIBITS

EXHIBIT NO.
Consent of Bober, Markey, Fedorovich & Company, Independent Registered Public Accounting Firm	23.1